Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                  NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, British Columbia  V6C 2T6

ITEM 2.                  DATE OF MATERIAL CHANGE

February 21, 2008

ITEM 3.                  NEWS RELEASE

A news release was issued by the Company on February 21, 2008 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.                  SUMMARY OF MATERIAL CHANGE

The Company reported unaudited financial and operating results for the fourth quarter and fiscal year ended December 31, 2007.  The Company also provided an update on production, operations and outlook for 2008.

ITEM 5.                  FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.                  OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.                  EXECUTIVE OFFICER

For further information, please contact:

Name:                                Robert Pirooz
Office:                                General Counsel
Telephone:                       (604) 687-0333

ITEM 9.                   DATE OF REPORT

DATED at Vancouver, British Columbia, this 21st day of February, 2008.

“Signed”
Robert Pirooz
General Counsel